UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 2)

PG&E Corporation
(Name of Issuer)
Common Stock, no par value
(Title of Class of Securities)
69331C108
(CUSIP Number)
David C. Abrams c/o Abrams Capital Management, L.P. 222 Berkeley Street, 21st Floor Boston, Massachusetts 02116 (617) 646-6100
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
April 22, 2019
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box   [   ].

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 69331C108

1	NAME OF REPORTING PERSON Abrams Capital Management, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (1)		(a) [X] (b) [ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)		[ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 25,000,000 (2)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 25,000,000 (2)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 25,000,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES		[ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.74%
14	TYPE OF REPORTING PERSON PN
_____________________
(1) See Explanatory Note and Item 2 to the Original Schedule 13D (as defined below).
(2) See Item 5 to the Original Schedule 13D (as defined below).

CUSIP No. 69331C108

1	NAME OF REPORTING PERSON Abrams Capital Management, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (1)		(a) [X] (b) [ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)		[ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 25,000,000 (2)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 25,000,000 (2)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 25,000,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES		[ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.74%
14	TYPE OF REPORTING PERSON OO (Limited Liability Company)
_____________________
(1) See Explanatory Note.
(2) See Item 5 to the Original Schedule 13D (as defined below).

CUSIP No. 69331C108

1	NAME OF REPORTING PERSON Abrams Capital, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (1)		(a) [X] (b) [ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)		[ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 24,299,887 (2)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 24,299,887 (2)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 24,299,887
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES		[ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.61%
14	TYPE OF REPORTING PERSON OO (Limited Liability Company)
_____________________
(1) See Explanatory Note and Item 2 to the Original Schedule 13D (as defined below).
(2) See Item 5 to the Original Schedule 13D (as defined below).

CUSIP No. 69331C108

1	NAME OF REPORTING PERSON Great Hollow Partners, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (1)		(a) [X] (b) [ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)		[ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 700,113 (2)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 700,113 (2)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 700,113
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES		[ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.13%
14	TYPE OF REPORTING PERSON OO (Limited Liability Company)
_____________________
(1) See Explanatory Note and Item 2 to the Original Schedule 13D (as defined below).
(2) See Item 5 to the Original Schedule 13D (as defined below).

CUSIP No. 69331C108

1	NAME OF REPORTING PERSON David Abrams
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (1)		(a) [X] (b) [ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)		[ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 14,000
	8	SHARED VOTING POWER 25,000,000 (2)
	9	SOLE DISPOSITIVE POWER 14,000
	10	SHARED DISPOSITIVE POWER 25,000,000 (2)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 25,014,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES		[ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.74%
14	TYPE OF REPORTING PERSON IN
_____________________
(1) See Explanatory Note and Item 2 to the Original Schedule 13D (as defined below).
(2) See Item 5 to the Original Schedule 13D (as defined below).

CUSIP No. 69331C108

Explanatory Note
This Amendment No. 2 amends the statement on Schedule 13D filed with the Securities and Exchange Commission (the “Commission”) by Abrams Capital, LLC (“Abrams Capital”), Abrams Capital Management, LLC (“Abrams CM LLC”), Abrams Capital Management, L.P. (“Abrams CM LP”), Great Hollow Partners, LLC (“GHP”) and David Abrams (together with each of the foregoing, the “Reporting Persons”) on March 15, 2019 (the “Original Schedule 13D”) as amended by Amendment No. 1 filed with the Commission on April 4, 2019  with respect to common stock of PG&E Corporation (the “Company”).  Capitalized terms used but not defined in this Amendment No. 2 have the meanings set forth in the Original Schedule 13D.
    As reported in the Original Schedule 13D, Abrams CM LP may have been deemed to be a member of a group with Knighthead Capital Management, LLC and Redwood Capital Management, LLC for purposes of SEC Rule 13d-3.

This Amendment is being filed to amend and supplement Item 4 of the Schedule 13D as set forth below.
Item 4.	Purpose of Transaction.
On March 15, 2019, Abrams CM LP entered into a letter agreement (the “Investor Agreement”), a copy of which is filed as Exhibit 99.1 to the Original Schedule 13D, with the Other Shareholders.  On April 22, 2019, Abrams CM LP and each of the Other Shareholders terminated the Investor Agreement pursuant to its terms as well as their status as a “group” with respect to the Shares for purposes of Section 13(d)(3) of the Act and Rule 13d-5(b)(1) thereunder. In addition, the Reporting Persons no longer intend to participate in the formulation, determination, or direction of the basic business decisions of the Company.
Item 7.	Material to Be Filed As Exhibits.
Exhibit 99.1
Investor Agreement, dated March 15, 2019, by and among Abrams Capital Management, L.P., Redwood Capital Management Holdings and Knighthead Capital Management, LLC, incorporated by reference to Exhibit 99.1 to the Original Schedule 13D

Exhibit 99.2	Joint Filing Agreement by and among the Reporting Persons, incorporated by reference to Exhibit 99.2 to the Original Schedule 13D

CUSIP No. 69331C108

SIGNATURES
After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.
Dated:  April 23, 2019

ABRAMS CAPITAL MANAGEMENT, L.P.
By:	ABRAMS CAPITAL MANAGEMENT, LLC, its General Partner
By:	/s/ David Abrams
Name: David Abrams Title: Managing Member
ABRAMS CAPITAL MANAGEMENT, LLC
By:	/s/ David Abrams
Name: David Abrams Title: Managing Member
ABRAMS CAPITAL, LLC
By:	/s/ David Abrams
Name: David Abrams Title: Managing Member
GREAT HOLLOW PARTNERS, LLC
By:	/s/ David Abrams
Name: David Abrams Title: Managing Member
DAVID ABRAMS
By:	/s/ David Abrams
Name: David Abrams Title: Individually